20% Discount for 12 Days

Cyasoon



Cyasoon is redefining spontaneity with a focus on decision-free adventures and authentic connections. Say goodbye to boredom and decision fatigue — our app guides you to the best spots for fun and exploration, whether you're flying solo or bringing the crew. We're transforming the narrative f ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Meetup App NYC

Raised $0

Days Left 77

Launch — $10,000.54 Min — $123,999.36 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Overview:



People today are overwhelmed with choices and exhausted by decision fatigue.

End the madness. Download CYASOON, where WE find the spot and YOU bring the crew!

Cyasoon is the easiest way to go out and do YOU, right NOW! It's YOUR path to what's NEXT. Live it up with spontaneous adventures, meetups, and parties, where analysis paralysis becomes a thing of the past. As a copilot to your urban adventures, Cyasoon learns what YOU like best and what your immediate surroundings can offer. Just tell Cyasoon what you want to do, and our AI will show you exactly where to go!

Invite your friends – or even intriguing strangers – to share in the experience! We're changing the narrative from negativity and solitude to happiness and freedom.

Join the movement; the party's just getting started!

How it Works:

1. Simple

Bouncing to your next venue has never been easier! Just TELL the app what you want to do, and just like that, Cyasoon will show you exactly where to GO!





9:41
What do you feel like doing?
9:41
2:23
Trader Joe's
Apple SoHo
Canal St
Parisi Bakery
The Django
Bubby's
TRIBECA
LITTLE ITALY
The Odeon
CHINATOWN
BROADWAY

Security Type:

Equity Security

Price Per Share

$2.62

Shares For Sale

94,656

Post Money Valuation:

$19,904,999.40

Investment Bonuses!

Time-Based Bonus Incentives:

Super Early Bird Bonus:

– Invest within the first 4 weeks of this Regulation Crowdfunding offering and receive a 20% discount on share price.

Early Bird Bonus:

– Invest within the first 8 weeks of this Regulation Crowdfunding offering and receive a 15% discount on share price.

Last Chance Bonus:

– Invest within the first 12 weeks of this Regulation Crowdfunding offering and receive a 5% discount on share price.

*All perks occur when the offering is completed.
**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.
***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)



Whatever
Pizza
Pickleball
Type...

CHINATOW
Columbus Park
Walk 7 mins to:
ADDRESS
Parisi Bakery & Deli
198 Mott St
New York, New York 10012
Tell a friend
Get Directions

Skip the endless scrolling and searching! Bypass the analysis paralysis and second-guessing!

Our AI learns from your lifestyle and matches you with the BEST place in your area to hang, shop, eat, drink or party, saving you time and energy so you can focus on what really matters: having fun, meeting new people and LIVING your life!

2. Authentic
Cyasoon is all about keeping it real. To join in the fun or invite strangers on your adventures, only VIDEOS are allowed! No doctored photos or 140-character-or-less sound bites. Experience real glimpses of life, leading to genuine connections. Replace mundane messaging with face-to-face chats. Our local matching means your new crew is just 15 minutes away, making real-life meetups easy.





9:41

9:41
You have a match!
Let the adventure begin!
Your match is minutes away! Just pick a place to meet.
PREFERENCES
Share Your Location
Pick location

3. Safe
Cyasoon prioritizes your safety — with a foundation built on strict KYC, ID checks, and facial recognition. Our Flake Factor and Cold Feet Factor means commitment from your crew matters, creating a reliable and accountable community.



9:41
40%
Your ID, please.
Everyone on Cyasoon is KYC verified in order to ensure they are a legit human.
Let's verify you.
Grab your drivers license or state ID!
Continue

Deadline:

April 1, 2025

Minimum Investment Amount:

$102.18

Target Offering Range:

$10,000.54-$123,999.36

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Problem

Modern life is plagued by decision fatigue. Whether it's scrolling through countless reviews or second-guessing where to go, the paradox of choice often turns a simple outing into a source of stress. People want to make the most of their time but are overwhelmed by endless options.

Solution

The Solution... Cyasoon!

Cyasoon eliminates the analysis paralysis. Just tell our app what you want to do, and our AI picks the perfect spot and guides you there. No more endless scrolling or indecision — just carefree adventures. You can enjoy your outing solo or invite others to join, all without the stress of planning.


CyaSoon
The easiest way to go out and make new friends, right NOW!
The Solution
3 / 24

Business Model

Cyasoon Has Three Revenue Streams!

1. Ad Revenue

Cyasoon collects $300/month from businesses advertising on the platform.

Here's how the ads work: the user will be scrolling through their video feed for people to hang out with. And then an ad shows up! If the user likes the ad, they'll have the option to GO to that business, right NOW. If they decide to go, then the map shows them the way.


User Video
Ad
You Like It!
Go NOW!
Ad Revenue
14 / 24

2. Consumer Subscriptions

Cyasoon's more discerning customers pay a $5/month subscription fee. These subscribers receive upgrades, such as no ads, VIP member views, video boosts to bring their videos to the top, longer videos for those who want to say more than just 15-seconds worth, and bonus travel time for the slow pokes!


PurchaseKit
Unlimited Access
Go Premium
Light Theme
No Ads
VIP Views
Video Boosts
Longer Videos
Bonus Travel Time
Consumer Subscription
15 / 24

3. Marketplace

Professional users, such as event hosts, will sell their tickets on Cyasoon Professional.

Establishments, like bars and restaurants, will receive preferential treatment and algorithm boosts to drive even MORE traffic to their locations with Cyasoon Business. Both Professional and Business users will see real-time analytics for the entire process, with all advertising features included.

Both Professional and Business users will see real-time analytics for the entire process, with all advertising features included.


Cyasoon Professional
Cyasoon Business
Marketplace
16 / 24

Market Projection

Bottom-Up Total Addressable Market (TAM)

Cyasoon is a B2B2C platform and has two types of consumers. On the B2C side, the best customers are those who are active, outgoing, and most importantly... travelers. On the B2B side, the best candidates are gyms, nightclubs, and restaurants.

1. B2C Market

In Manhattan alone, the TAM is $8,298,240, and this is just the consumer side!

2. B2B Market

In Manhattan alone, the TAM from a B2B standpoint is $82,080,000. We've crunched the numbers for you below!


B2C
B2B
$8,298,240
$82,080,000
Manhattan J-1 Visas: 31,304
Manhattan F-1 Visas: 107,000
Gym: 200
Bar/Club: 1800
Cafe: 10000
J-1/F-1 Visa Holder = $60 ARR
B2B Customer = $6840 ARR (Avg.)
Bottom-Up TAM

Competition

We Face Competition on Three Fronts.

Cyasoon will serve as an entertainment / meetup / event / party app, where people will meet up over common interests, such as movies, sports, or music. Competitors in this space include Meetup, Eventbrite, Luma, and Posh.

Second, we have the dating apps. This is the most common comparison that can be made with Cyasoon, even though Cyasoon is NOT a dating app and will NOT be marketed as such.

Finally, Cyasoon is a lifestyle app that will generate strong revenues from hospitality and dining. There will be some competitive influence from the likes of OpenTable, Resy, Seated, and Beli.

Traction & Customers

Cyasoon Has Launched in New York City


It's LAUNCHED! It's in NEW YORK!

Cyasoon has launched in New York City and will continue to expand to new cities over time. New York has tens of thousands of users who fit the ideal customer profile. It's in the App Store, so download it now and check it out!


It's in the Store!
cyasoon.com | @joincyasoon
11 / 24

Additional Traction:

Cyasoon has been in the App Store for eight months, and has 1700 on the mailing list, 1300 first-time downloads, and 300 monthly active users.


Downloads: 1261
Welcome to Cyasoon Analytics
Analytics for the last 30 days
Active Users
311
New Users
330
Average Spent Time
13 min
Email List: 1488
Daily Active Users: 311
Traction!!!
cyasoon.com | @joincyasoon
12 / 24

Investors

Financial Incentives to Invest:

With 10,000 downloads by May 2025, Cyasoon will have 1,000 paying B2C customers, generating $60,000 in annual recurring revenue.

With 100 B2B clients, about 90% opting for ad spend only and 10% in the marketplace, the B2B ARR amounts to $324,000 and $360,000, respectively.



Past Investments:

Raised funds will be used for marketing efforts, continued product development, and operational expenses.



Terms

Up to $123,999.36 in Common Stock at $2.62 per share with a minimum target amount of $10,000.54.

Offering Minimum: $10,000.54 | 3,817 shares of Common Stock
Offering Maximum: $123,999.36 | 47,328 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.62 Per Share
Minimum Investment Amount (per investor): $102.18 | 39 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $102.18. The Company must reach its Target Offering Amount of $10,000.54 by April 1, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.54 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Time-Based Incentives (Discount applied at time of investing**):**

Super Early Bird Bonus: Invest within the first 4 weeks of this Regulation Crowdfunding offering and receive a 20% discount on the share price.

Early Bird Bonus: Invest within the first 8 weeks of this Regulation Crowdfunding offering and receive a 10% discount on the share price.

Last Chance Bonus: Invest within the first 12 weeks of this Regulation Crowdfunding offering and receive a 5% discount on the share price.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Cyasoon Corporation, the name of the SPV is Cyasoon SPV LLC. You and all the other Regulation Crowdfunding investors will invest in Cyasoon SPV LLC and Cyasoon SPV LLC will, in turn, use your money to invest in Cyasoon Corporation. Hence, Cyasoon SPV LLC will be reflected as one investor in Cyasoon Corporation.

Cyasoon Corporation believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

Cyasoon SPV LLC will conduct no business other than to invest in Cyasoon Corporation. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Cyasoon SPV LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

Although Cyasoon Corporation is a corporation, you will be an owner of Cyasoon SPV LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to Cyasoon Corporation, not to Cyasoon SPV LLC unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Cyasoon SPV LLC, not in the Company directly. You will receive an interest in Cyasoon SPV LLC called "Investor Shares" while Cyasoon SPV LLC will receive shares of Common Stock issued by the Company. The governing documents of Cyasoon SPV LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Shares to be issued to you from Cyasoon SPV LLC, are intended to put you in the same position as if you had purchased shares of Common Stock directly from the Company.

Voting Proxy to the Manager

The SPV investor shares do not have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a voting proxy granted by Investor in the subscription agreement (Exhibit C), has appointed or will appoint the Manager, Cyasoon Corporation, as the Investor's true and lawful proxy (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by PicMii Crowdfunding, LLC, and (ii) execute, in connection with such voting power any instrument or document that the Manager determines is necessary and appropriate in the exercise of his or her authority. The Investor Shares shall have one hundred percent (100%) of the economic rights and no management rights other than to replace the Manager upon a majority vote at a duly called meeting. The Manager Shares shall be held only by Cyasoon Corporation, or its affiliates or assigns. The Manager Shares will confer no economic rights but shall confer one hundred percent (100%) of the management authority to the holders of the Manager Shares. The holders of Manager Shares shall have all rights necessary to manage the business affairs of the Company, including but not limited to, the authority to direct the acquisition, holding, and disposition of the Company's assets, and to make all decisions regarding the Company's operations without requiring the consent of the holders of the Investor Shares, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Ketan Chand
CEO/CTO
Background

Ketan Chand is the CEO and co-founder of Cyasoon, the easiest way to go out and make new friends, right NOW! In addition to this, he is also a technologist, an entrepreneur, a real estate investor, and a special operations combat veteran. Starting out as a defense contractor after his education at Georgetown University, Ketan developed both classified and unclassified software for the Department of Defense in Washington, DC. Feeling the need for something more, he joined the United States Army in 2013, deployed to Iraq as an airborne infantryman to fight ISIS during Operation Inherent Resolve, and completed his career as a Special Forces Weapon Sergeant, also known as a "Green Beret". Today, Ketan seeks to fight a new enemy facing humanity – loneliness, isolation, and depression – with his latest venture: Cyasoon!



Wendy Reighard
COO/CFO
Background

Wendy Reighard is a skilled COO with extensive experience in operations, finance, and organizational management. After earning her BA in English, she began her career in editorial roles, where her strong attention to detail and process optimization laid the groundwork for her future in operations. Wendy founded Reticent Nomad, where she combined her technical development skills with a talent for building operational and financial systems. This holistic approach ensured the company's long-term success and cultivated a loyal client base. As CTO of ZGC Entertainment, Wendy led the Zilly Goats NFT project, where she oversaw both the technical and business aspects, establishing the organizational structures that fueled the venture's success. Now, as COO of Cyasoon, Wendy leverages her extensive experience in operations and finance to drive efficiency and growth, making her an invaluable asset to the company's leadership.



Yurii Miller
Technical Lead
Background

With a decade of experience in building B2B platforms and developing scalable software solutions, he is a seasoned Tech Lead and Senior Engineer with a strong business acumen. His expertise spans a diverse range of domains, including e-commerce, CRMs, cloud PLMs, logistics, and VoIP platforms. He has successfully architected multiple MVPs that have played a key role in securing funding rounds. His extensive background includes working with both early-stage startups (pre-seed, seed, series A) and established companies, demonstrating his ability to merge technical proficiency with strategic business insight.



Walter Villa
Design Lead
Background

Walter is a Product Designer with a technical background. He graduated Olin College of Engineering with a Bachelor of Science in Software Engineering. During his summers, Walter interned at Microsoft as a Program Manager, Software Engineer, and Designer. With experience in all 3 areas of product development, he chose to follow the path of becoming a product designer. At the start of this year, he joined Cyasoon as a designer working on designing and coding the Cyasoon website. Since then, he has redesigned the B2C app, designed the B2B app, and has spanned into areas of photography and videography for the company needs.



Vanessa Coelho
Investor Relations
Background

After more than a decade in film and TV, Vanessa has found her new stage in investor relations. At Cyasoon, she brings her background in storytelling to the tech world, connecting with investors in a way that's both real and impactful. With a full-stack engineering bootcamp under her belt, Vanessa understands tech from multiple angles, giving her a unique perspective on innovation. She focuses on building genuine relationships and keeping sight of the big picture to create meaningful connections that drive growth.

Company Name	**Incorporation Type**
Cyasoon	C-Corp
Location	**State of Incorporation**
1115 W 29th St	Delaware
Cheyenne, Wyoming 82001	**Date Founded**
Number of Employees	April 15, 2020
6	

Company Website

